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                             November 27, 2023

       Richard G. Rodick
       Chief Financial Officer
       Altisource Asset Management Corp
       5100 Tamarind Reef
       Christiansted, U.S. Virgin Islands 00820

                                                        Re: Altisource Asset
Management Corp
                                                            Form 10-K for the
Year Ended December 31, 2022
                                                            Filed March 27,
2023
                                                            File No. 001-36063

       Dear Richard G. Rodick:

              We have limited our review of your filing to the financial statements and related disclosures and have the following comments.

              Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.

                                                        After reviewing your
response to this letter, we may have additional comments.

       Form 10-K for the Year Ended December 31, 2022

       Consolidated Statements of Stockholders' Deficit, page F-8

   1.                                                   Please include
redeemable preferred stock in the Consolidated Statements of
                                                        Stockholders' Deficit
or provide a rollforward of the account in the Notes to Consolidated
                                                        Financial Statements.
       Note 4. Loans Held for Sale or Investment at Fair Value, page F-18

   2.                                                   Please expand your
disclosure to include:
                                                            the difference
between the aggregate fair value and the aggregate unpaid principal balance
                                                            the aggregate fair
value of loans that are 90 days or more past due
                                                            the aggregate fair
value of loans in nonaccrual status
                                                            the difference
between the aggregate fair value and the aggregate unpaid principal balance for loans
that are 90 days or more past due, in nonaccrual status, or both the estimated
amount of gains or losses included in earnings during the period
 Richard G. Rodick
Altisource Asset Management Corp
November 27, 2023
Page 2
             attributable to changes in instrument-specific credit risk how the gains or losses attributable to changes in instrument-specific credit risk were determined
         Refer to ASC 825-10-50-28 through 50-32.
       In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact William Demarest at 202-551-3432 or Kristina Marrone at 202-551-3429
with any questions.



FirstName LastNameRichard G. Rodick                            Sincerely,
Comapany NameAltisource Asset Management Corp
                                                               Division of
Corporation Finance
November 27, 2023 Page 2                                       Office of Real
Estate & Construction
FirstName LastName